Third quarter operations review

Rio Tinto releases strong third quarter production results

16 October 2015

Rio Tinto chief executive Sam Walsh said “We continue to deliver efficient production, rigorous cost control and sound allocation of capital. This approach is ensuring that our tier one assets generate substantial free cash flow even during a challenging economic environment. Our expanded Pilbara infrastructure is in place, and the Iron Ore Product Group is successfully commissioning and testing the system, reflected in the increased iron ore shipments to our customers during the period. Our cash generated from operations will enable us to deliver strong returns to shareholders through the cycle and our balance sheet will be further strengthened by recent divestment activity.”

		Q3 2015	vs Q3 2014	vs Q2 2015	9 mths 2015	vs 9 mths 2014
Global iron ore shipments (100% basis)	Mt	91.3	+17%	+12%	245.3	+11%
Global iron ore production (100% basis)	Mt	86.1	+12%	+8%	240.4	+11%
Bauxite	kt	11,287	+4%	+6%	32,466	+4%
Aluminium	kt	830	+1%	+1%	2,457	0%
Mined copper	kt	115	-24%	-14%	393	-17%
Hard coking coal	kt	1,856	+5%	-12%	5,959	+10%
Semi-soft and thermal coal	kt	5,546	-8%	+9%	16,306	-3%
Titanium dioxide slag	kt	243	-34%	-19%	866	-23%

Highlights

  The key elements of the Pilbara infrastructure expansion are now complete, with the ramp-up of iron ore mined capacity continuing to generate maximum value from the integrated system.

  Global iron ore production increased compared to last year through productivity gains and the ramp-up of operations, with shipments on track to meet full year guidance.

    Third quarter production of iron ore was 12 per cent higher than the same quarter of 2014 and was eight per cent above the second quarter of 2015.

  Sustained strong performance in bauxite with third party shipments reaching close to 20 million tonnes to date this year following record production at Weipa.

  Mined copper on schedule to meet full year guidance, with Oyu Tolgoi benefiting from higher grades and Kennecott continuing its focus on the east wall de-weighting and de-watering.

  The group further refined its portfolio with the agreed sale on 30 September 2015 of its interest in the Bengalla thermal coal Joint Venture for $606 million.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2014 have been excluded from Rio Tinto share of production data but assets sold in 2015 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q3 2015	vs Q3 2014	vs Q2 2015	9 mths 2015	vs 9 mths 2014
Pilbara Blend Lump	19.7	+31%	+13%	53.2	+24%
Pilbara Blend Fines	28.5	+15%	+12%	78.6	+17%
Robe Valley Lump	1.5	-7%	-2%	4.5	0%
Robe Valley Fines	3.0	-7%	+5%	8.4	-8%
Yandicoogina Fines (HIY)	13.8	+2%	-1%	40.4	0%
IOC (pellets and concentrate)	2.8	+21%	+6%	7.5	+17%

Pilbara operations

Pilbara operations produced 227.6 million tonnes (Rio Tinto share 185.1 million tonnes) in the first nine months of 2015, 11 per cent higher than the same period of 2014. Third quarter production of 81.3 million tonnes (Rio Tinto share 66.5 million tonnes) was 12 per cent higher than the same quarter of 2014. These new milestones were achieved through the continued ramp-up of the Nammuldi operations, as well as a number of productivity improvements, which resulted in incremental gains across most sites. Favourable weather conditions meant that there was minimal disruption compared with the first and second quarters of 2015.

Pilbara sales

Sales of 232.1 million tonnes (Rio Tinto share 189.0 million tonnes) in the first nine months were 11 per cent higher than the same period of 2014, while third quarter sales of 85.6 million tonnes (Rio Tinto share 70.7 million tonnes) were 16 per cent higher than the same quarter of 2014.

Sales in the quarter exceeded production by 4.2 million tonnes, primarily drawing down on inventories at the mines. This draw-down has been a key focus in 2015 and inventories built up during the  infrastructure expansion phase are expected to be largely utilised by early 2016.

The additional tonnes produced in the quarter were incorporated into the Pilbara Blend, which provides customers with reliable, long-term supply of consistent quality. The Yandicoogina and Robe Valley products remained in high demand from major steel mills in Asia.

Approximately 22 per cent of sales in the first nine months of 2015 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Pilbara projects

The key elements of the Pilbara infrastructure expansion were completed in the second quarter of 2015, with the ramp-up of brownfield mined capacity continuing to generate maximum value from the integrated system. Around 40 Mt/a of very low-cost brownfield expansions were completed in the first half of 2015, principally at the West Angelas, Nammuldi and Brockman mines, at an average capital intensity of around $9 per tonne.

Iron Ore Company of Canada (IOC)

During the first nine months of 2015, IOC demonstrated a significant shift in operational performance, attributable to improved haul truck and mill availability and enhanced productivity rates for haul trucks and shovels. This resulted in a 21 per cent increase in concentrates produced to 5.5 million tonnes (Rio Tinto share 3.2 million tonnes) and a 14 per cent rise in pellet production to 7.3 million tonnes (Rio Tinto share 4.3 million tonnes).

Higher production flowed through to a 24 per cent improvement in sales to 13.2 million tonnes (Rio Tinto share 7.7 million tonnes) in the first nine months of 2015. Third quarter sales were particularly strong, with concentrate sales of 3.2 million tonnes and pellet shipments of 2.6 million tonnes.

2015 guidance

Rio Tinto’s expected 2015 global shipments are unchanged at around 340 million tonnes (100 per cent basis), from its operations in Australia and Canada.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q3 2015	vs Q3 2014	vs Q2 2015	9 mths 2015	vs 9 mths 2014
Rio Tinto Aluminium
Bauxite	11,287	+4%	+6%	32,466	+4%
Alumina	1,957	+4%	+2%	5,777	+5%
Aluminium	830	+1%	+1%	2,457	0%

Bauxite

The strong performance in bauxite was sustained into the third quarter, driven by record quarterly and nine month production at Weipa, which gave rise to a nine month record for the Group.

Weipa benefited from increased plant throughput while Gove continued to ramp up its export capability, running at just under an eight million tonne run-rate in the third quarter of 2015.

Third quarter and year to date bauxite production was four per cent higher than the corresponding periods of 2014 and enabled the group to ship close to 20 million tonnes to third parties in the first nine months of 2015, a 19 per cent improvement on the same period of 2014.

Alumina

Alumina production for the first nine months of 2015 was up by five per cent compared with the same period of 2014 (excluding production from the Gove refinery which was curtailed in May 2014), reflecting improved productivity at Queensland Alumina and Yarwun.

Aluminium

Year to date and third quarter aluminium production was marginally higher than the same periods of 2014. Record quarterly production at eight of the smelters more than offset lower production from Kitimat as it commissioned the modernised smelter. Kitimat has started to ramp up towards nameplate capacity of 420 thousand tonnes (a 48 per cent increase over previous nameplate capacity), which is expected to be achieved in early 2016.

2015 guidance

Rio Tinto’s expected share of production of bauxite and aluminium are unchanged at 43 million tonnes and 3.3 million tonnes, respectively. The expected share of alumina production has been revised to 7.8 million tonnes (previously 8.0 million tonnes).

COPPER & COAL

Rio Tinto share of production (‘000 tonnes)

	Q3 2015	vs Q3 2014	vs Q2 2015	9 mths 2015	vs 9 mths 2014
Mined copper
Kennecott Utah Copper	22.2	-58%	+28%	66.3	-64%
Escondida	73.8	-12%	-25%	278.5	+10%
Grasberg	0.0	n/a	n/a	0.0	n/a
Oyu Tolgoi	18.8	+53%	+1%	48.6	+48%

Refined copper
Kennecott Utah Copper	14.3	-77%	-57%	92.5	-50%
Escondida	21.5	+3%	-19%	71.3	+5%

Coal
Hard coking coal	1,856	+5%	-12%	5,959	+10%
Semi-soft coking coal	928	+44%	-9%	2,850	+15%
Thermal coal	4,618	-14%	+13%	13,456	-6%

Kennecott Utah Copper

Mined copper production for the first nine months was substantially lower than the same period of 2014 due to the continuing focus on de-weighting and de-watering the east wall of Bingham Canyon. The
28 per cent improvement on the second quarter was primarily attributable to higher head grades.

Lower mine production was partly mitigated by an inventory drawdown, resulting in refined production in the first nine months of 2015 being 50 per cent lower than in the same period of 2014. To optimise smelter utilisation, Kennecott continues to toll third party concentrate, with 288 thousand tonnes received for processing in the first nine months of 2015. Tolled copper concentrate, smelted and returned to customers, is excluded from reported production figures.

Escondida

Mined copper production at Escondida in the first nine months of 2015 was ten per cent higher than the same period of 2014, primarily due to higher grades and throughput. Third quarter production was 25 per cent lower than the second quarter due to lower grades and the planned shutdown of the Laguna Seca concentrator for maintenance activities. In conjunction with lower grades, production may also be impacted by water availability in the last quarter of 2015.

Oyu Tolgoi

Mined copper production for the first nine months of 2015 was 48 per cent higher than the same period of 2014, attributable to higher grades and improved throughput.

On 18 May 2015, the Government of Mongolia, Turquoise Hill Resources Ltd and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan which provides a pathway forward in addressing shareholder matters to restart underground development. Next steps include approval of the updated underground feasibility study and project financing, as well as securing all necessary permits for operating the underground mine.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold, as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto does not expect 2015 production to exceed the metal attributable to Freeport and, accordingly, expects its share of joint venture production to be zero during the year. Freeport is due to announce its third quarter results on 22 October 2015.

Coal

Hard coking coal production in the first nine months was ten per cent higher than the same period of 2014 following improved production rates at Kestrel. Third quarter tonnage was 12 per cent lower than the second quarter due to a scheduled longwall changeover at Kestrel.

Thermal coal production, which was six per cent lower than in the corresponding nine months of 2014, was impacted by wet weather in the Hunter Valley earlier in the year. This was partly offset by increased tonnage at Hail Creek.

Semi-soft coking coal production was 15 per cent higher than in the corresponding nine months of 2014 reflecting mine production sequencing at Hunter Valley Operations.

On 30 September 2015, Rio Tinto announced that it had reached a binding agreement for the sale of its interest in the Bengalla Joint Venture to New Hope Corporation Limited for $606 million. The sale is expected to close in the first quarter of 2016.

2015 guidance

In 2015, Rio Tinto expects its share of mined copper production to be around 510 thousand tonnes (previously between 500 and 535 thousand tonnes), and refined copper production to be around 215 thousand tonnes (previously between 190 and 220 thousand tonnes).

For coal, Rio Tinto’s share of production is unchanged and is expected to be 18 to 19 million tonnes of thermal coal, 3.0 to 3.4 million tonnes of semi-soft coking coal and 7.1 to 8.1 million tonnes of hard coking coal.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q3 2015	vs Q3 2014	vs Q2 2015	9 mths 2015	vs 9 mths 2014
Diamonds (‘000 carats)
Argyle	3,514	+43%	+4%	10,105	+37%
Diavik	761	-24%	-41%	2,945	-14%

Minerals (‘000 tonnes)
Borates – B2O3 content	115	-9%	-7%	369	-4%
Titanium dioxide slag	243	-34%	-19%	866	-23%

Salt (‘000 tonnes)	1,281	-18%	+7%	3,892	-21%

Uranium (‘000 lbs)
Energy Resources of Australia	689	-19%	+17%	2,015	+136%
Rössing	379	-38%	-30%	1,194	-30%

Diamonds

At Argyle, the ramp-up of production from the underground mine remained the key operational focus. As a result, carats produced were 43 per cent higher in the third quarter and 37 per cent higher year to date compared with the corresponding periods of 2014.

At Diavik, third quarter carats recovered were lower than the same quarter of 2014 and the second quarter of 2015 due to lower processing volumes and lower recovered grades from the A418 and A154N pipes.

Minerals

Borates production in the first nine months of 2015 was four per cent lower than in the same period of 2014 driven primarily by lower market demand.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 23 per cent lower in the first nine months of 2015 than in the same period of 2014. RTIT has taken the following actions to optimise production, align it with market demand and deliver further free cash flow:

  two of the nine furnaces have been idled at Rio Tinto Fer et Titane (RTFT) in Quebec since April 2015.

  one of the four furnaces at Richards Bay Minerals has been idled since mid-September 2015 to align the smelter rebuild schedule with market conditions.

  the normal winter shutdown at the Havre Saint Pierre hard rock ilmenite mine in Quebec has been extended, with operations suspended from late October 2015 until March 2016.

Salt

Salt production in the first nine months of 2015 was lower than the same period of 2014 as a result of weaker demand.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles. Third quarter production was 17 per cent higher than the second quarter due to higher mill head grade, improved recoveries and increased throughput.

Year to date production at Rössing was 30 per cent lower than the same period of 2014, largely as a result of lower grades and recoveries.

2015 guidance

Rio Tinto is maintaining its expected share of titanium dioxide slag production in 2015 at 1.0 to 1.1 million tonnes, as announced on 7 September 2015, while its expected share of boric acid equivalent production is unchanged at 0.5 million tonnes. Rio Tinto now expects its share of diamond production to be 18 million carats (previously 20 million carats), reflecting the decision to pause final product processing in the fourth quarter at Argyle in light of current market conditions.

Rio Tinto’s share of uranium production is unchanged and is expected to be approximately five million pounds.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2015 was $392 million (of which $149 million was spent in the third quarter), compared with $566 million in the same period of 2014. Approximately 37 per cent of this expenditure was incurred by Copper & Coal, six per cent by Iron Ore, 21 per cent by Diamonds & Minerals and 36 per cent by central exploration.

There were no significant divestments of central exploration properties in the quarter.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 18 countries across some eight commodities.  The bulk of our exploration spend in the period was focused on copper targets in Botswana, Chile, Kazakhstan, Mexico, Namibia, Peru, Russia, the United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Weipa and Kennecott.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	South of Embley and Cape York, Australia	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper & Coal	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Coal: Mt Pleasant and Hail Creek, Australia	Nickel: Tamarack, US Coal: Bowen Basin, Hunter Valley, Australia	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Peru, Russia, US, Zambia Nickel: Canada
Diamonds & Minerals	Diamonds: Bunder, India; Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique; Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Potash: KP405, Canada	Diamonds: Canada, India Heavy mineral sands: Gabon Uranium: Australia, Canada, US
Iron Ore	Pilbara, Australia	Pilbara, Australia	Botswana

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			9 Months		% Change
		2014 Q3	2015 Q2	2015 Q3	2014 9 MTHS	2015 9 MTHS	Q3 15 vs Q3 14	Q3 15 vs Q2 15	9 MTHS 15 vs 9 MTHS 14
Principal Commodities
Alumina	('000 t)	1,877	1,925	1,957	6,203	5,777	4%	2%	-7%
Aluminium	('000 t)	825	818	830	2,452	2,457	1%	1%	0%
Bauxite	('000 t)	10,889	10,695	11,287	31,077	32,466	4%	6%	4%
Borates	('000 t)	127	124	115	385	369	-9%	-7%	-4%
Coal - hard coking	('000 t)	1,773	2,101	1,856	5,416	5,959	5%	-12%	10%
Coal - semi-soft coking	('000 t)	645	1,024	928	2,484	2,850	44%	-9%	15%
Coal - thermal	('000 t)	5,355	4,075	4,618	14,322	13,456	-14%	13%	-6%
Copper - mined	('000 t)	151.8	134.3	114.9	474.7	393.3	-24%	-14%	-17%
Copper - refined	('000 t)	83.5	59.9	35.8	253.8	163.8	-57%	-40%	-35%
Diamonds	('000 cts)	3,549	4,696	4,275	11,031	13,126	20%	-9%	19%
Iron ore	('000 t)	60,450	63,892	69,316	170,318	192,620	15%	8%	13%
Titanium dioxide slag	('000 t)	365	301	243	1,127	866	-34%	-19%	-23%
Uranium	('000 lbs)	1,467	1,131	1,068	2,567	3,209	-27%	-6%	25%
Other Metals & Minerals
Gold - mined	('000 oz)	138.4	116.9	79.3	355.8	276.0	-43%	-32%	-22%
Gold - refined	('000 oz)	79.3	51.6	34.1	201.1	148.0	-57%	-34%	-26%
Molybdenum	('000 t)	5.6	2.6	1.8	8.9	7.0	-68%	-32%	-21%
Salt	('000 t)	1,567	1,193	1,281	4,942	3,892	-18%	7%	-21%
Silver - mined	('000 oz)	1,390	804	846	3,959	2,604	-39%	5%	-34%
Silver - refined	('000 oz)	759	501	296	2,175	1,495	-61%	-41%	-31%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	358	373	360	359	369	1,070	1,089
Queensland Alumina	80%	741	748	739	741	765	2,106	2,245
São Luis (Alumar)	10%	94	95	86	94	93	269	273
Yarwun	100%	656	687	683	700	703	2,001	2,087
Jonquière (Vaudreuil) specialty alumina plant	100%	28	27	27	30	27	81	84
Aluminium Product Group total		1,877	1,931	1,896	1,925	1,957	5,527	5,777
Other Aluminium - Gove refinery (a)	100%	0	0	0	0	0	676	0
Rio Tinto total alumina production		1,877	1,931	1,896	1,925	1,957	6,203	5,777

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	48	48	46	47	48	141	142
Australia - Boyne Island	59%	85	86	84	86	87	242	257
Australia - Tomago	52%	73	74	73	75	76	215	224
Canada - six wholly owned	100%	320	317	306	305	316	962	927
Canada - Alouette (Sept-Îles)	40%	58	59	59	61	61	174	181
Canada - Bécancour	25%	28	28	26	28	27	83	82
France - Dunkerque	100%	68	68	67	68	69	202	205
Iceland - ISAL (Reykjavik)	100%	51	52	51	51	48	153	151
New Zealand - Tiwai Point	79%	65	65	65	66	67	194	197
Oman - Sohar	20%	18	19	19	19	19	54	56
UK - Lochaber	100%	10	11	12	12	12	31	35
Rio Tinto total aluminium production		825	827	809	818	830	2,452	2,457

BAUXITE
Production ('000 tonnes) (b)
Gove	100%	1,725	1,574	1,710	1,863	1,966	4,954	5,538
Porto Trombetas	12%	501	556	438	447	522	1,409	1,407
Sangaredi	(c)	1,819	1,721	1,632	1,444	1,681	5,391	4,757
Weipa	100%	6,844	6,944	6,704	6,941	7,119	19,322	20,764
Rio Tinto total bauxite production		10,889	10,794	10,484	10,695	11,287	31,077	32,466

Rio Tinto share of production

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	127	123	129	124	115	385	369

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,277	1,520	1,189	1,349	1,427	3,804	3,965
Kestrel Coal	80%	497	119	813	752	429	1,611	1,994
Rio Tinto total hard coking coal production		1,773	1,639	2,002	2,101	1,856	5,416	5,959

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	292	440	460	780	585	1,108	1,825
Mount Thorley	64%	317	213	311	168	254	1,037	732
Warkworth	44%	36	76	128	76	90	340	293
Rio Tinto total semi-soft coking coal production		645	728	898	1,024	928	2,484	2,850

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (d)	32%	667	660	749	568	652	2,079	1,969
Hail Creek Coal	82%	702	524	725	601	634	1,366	1,959
Hunter Valley	80%	2,732	2,275	2,184	1,579	1,925	7,264	5,687
Kestrel Coal	80%	45	249	94	143	87	202	324
Mount Thorley	64%	499	128	353	517	547	1,306	1,417
Warkworth	44%	711	923	658	667	774	2,105	2,099
Rio Tinto total thermal coal production		5,355	4,759	4,762	4,075	4,618	14,322	13,456

Rio Tinto share of production

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	52.8	20.5	26.6	17.4	22.2	183.8	66.3
Escondida	30%	84.2	88.9	106.2	98.4	73.8	252.4	278.5
Grasberg - Joint Venture (e)	40%	2.5	2.1	0.0	0.0	0.0	5.6	0.0
Oyu Tolgoi (f)	34%	12.3	16.9	11.3	18.5	18.8	32.9	48.6
Rio Tinto total mine production		151.8	128.3	144.1	134.3	114.9	474.7	393.3
Refined production ('000 tonnes)
Escondida	30%	20.8	22.5	23.2	26.6	21.5	68.0	71.3
Kennecott Utah Copper	100%	62.7	18.3	45.0	33.2	14.3	185.9	92.5
Rio Tinto total refined production		83.5	40.7	68.2	59.9	35.8	253.8	163.8

DIAMONDS
Production ('000 carats)
Argyle	100%	2,455	1,813	3,217	3,374	3,514	7,375	10,105
Diavik	60%	1,004	927	899	1,285	761	3,413	2,945
Murowa (g)	0%	90	101	40	37	-	243	77
Rio Tinto total diamond production		3,549	2,841	4,155	4,696	4,275	11,031	13,126

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.0	0.0	0.0	0.0	0.0	0.4	0.0
Bingham Canyon	100%	86.7	33.2	44.7	29.5	31.0	226.6	105.2
Escondida	30%	6.6	3.8	6.4	7.7	7.1	23.2	21.2
Grasberg - Joint Venture (e)	40%	0.8	0.7	0.0	0.0	0.0	1.5	0.0
Oyu Tolgoi (f)	34%	44.2	93.2	28.7	79.8	41.1	104.1	149.6
Rio Tinto total mine production		138.4	131.0	79.8	116.9	79.3	355.8	276.0
Refined production ('000 ounces)
Kennecott Utah Copper	100%	79.3	51.1	62.2	51.6	34.1	201.1	148.0

Rio Tinto share of production

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

IRON ORE
Production ('000 tonnes) (b)
Hamersley mines	(h)	41,837	45,239	42,177	45,807	50,113	117,924	138,097
Hamersley - Channar	60%	1,763	1,501	1,287	1,675	1,811	5,047	4,773
Hope Downs	50%	5,646	5,839	5,679	5,259	5,589	15,519	16,528
Iron Ore Company of Canada	59%	2,299	2,247	2,109	2,616	2,784	6,429	7,510
Robe River - Pannawonica (Mesas J and A)	53%	4,846	4,599	4,020	4,402	4,520	13,705	12,943
Robe River - West Angelas	53%	4,058	3,815	4,139	4,133	4,497	11,695	12,769
Rio Tinto iron ore production ('000 tonnes)		60,450	63,239	59,412	63,892	69,316	170,318	192,620
Breakdown of Production:
Pilbara Blend Lump		14,986	16,103	16,057	17,490	19,697	42,778	53,244
Pilbara Blend Fines		24,721	25,185	24,607	25,466	28,497	67,005	78,570
Robe Valley Lump		1,617	1,591	1,482	1,541	1,505	4,548	4,528
Robe Valley Fines		3,229	3,008	2,538	2,861	3,015	9,157	8,415
Yandicoogina Fines (HIY)		13,597	15,105	12,618	13,918	13,818	40,402	40,353
IOC Concentrate		936	845	804	1,245	1,197	2,694	3,247
IOC Pellets		1,364	1,402	1,305	1,372	1,587	3,735	4,264
Breakdown of Sales:
Pilbara Blend Lump		13,730	13,778	13,231	14,620	17,178	37,432	45,029
Pilbara Blend Fines		26,496	30,627	26,004	30,200	34,922	75,017	91,126
Robe Valley Lump		1,405	1,435	1,257	1,320	1,405	4,070	3,983
Robe Valley Fines		3,246	3,453	2,568	2,797	3,246	9,435	8,610
Yandicoogina Fines (HIY)		14,198	14,628	12,336	14,004	13,934	41,642	40,274
IOC Concentrate		1,343	732	417	1,112	1,850	2,833	3,379
IOC Pellets		1,172	1,410	1,462	1,344	1,553	3,407	4,359
Rio Tinto iron ore sales ('000 tonnes)		61,590	66,063	57,276	65,397	74,088	173,837	196,760

Rio Tinto share of production

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	5.6	2.6	2.7	2.6	1.8	8.9	7.0

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,567	1,852	1,418	1,193	1,281	4,942	3,892

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	970	356	486	310	362	2,578	1,158
Escondida	30%	348	288	407	394	354	1,177	1,155
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (f)	34%	72	96	62	100	130	204	291
Rio Tinto total mine production		1,390	740	954	804	846	3,959	2,604
Refined production ('000 ounces)
Kennecott Utah Copper	100%	759	636	698	501	296	2,175	1,495

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (i)	100%	365	316	322	301	243	1,127	866

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (j)	68%	853	904	737	589	689	853	2,015
Rössing	69%	615	618	272	543	379	1,714	1,194
Rio Tinto total uranium production		1,467	1,523	1,010	1,131	1,068	2,567	3,209

Production data notes:
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
(d) On 30 September 2015, Rio Tinto announced that it had reached a binding agreement for the sale of its interest in the Bengalla Joint Venture.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.
(g) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.

(h) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(i) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).
(j) ERA production reported is 'drummed' U3O8.

The Rio Tinto percentage shown above is at 30 September 2015.

Rio Tinto's interest in the Benga and Clermont mines and the Alucam and SØRAL smelters were sold in 2014. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	926	935	924	927	956	2,632	2,806
Yarwun refinery - Queensland	100.0%	656	687	683	700	703	2,001	2,087
Brazil
São Luis (Alumar) refinery	10.0%	938	953	862	940	928	2,686	2,730
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	358	373	360	359	369	1,070	1,089
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Smelter Grade Alumina - Other Aluminium
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	0	0	0	0	0	676	0
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	28	27	27	30	27	81	84
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	48	48	46	47	48	141	142
Boyne Island smelter - Queensland	59.4%	143	145	142	145	146	408	433
Tomago smelter - New South Wales	51.6%	142	144	141	145	147	417	434
Cameroon
Alucam (Edéa) smelter (a)	0.0%	24	22	-	-	-	70	-
Canada
Alma smelter - Quebec	100.0%	116	116	115	116	117	339	348
Alouette (Sept-Îles) smelter - Quebec	40.0%	146	147	147	152	153	436	453
Arvida smelter - Quebec	100.0%	44	44	43	43	43	129	129
Arvida AP60 smelter - Quebec	100.0%	15	15	14	15	15	44	44
Bécancour smelter - Quebec	25.1%	110	114	105	113	108	332	326
Grande-Baie smelter - Quebec	100.0%	55	55	54	55	56	166	165
Kitimat smelter - British Columbia	100.0%	28	24	20	15	23	101	58
Laterrière smelter - Quebec	100.0%	62	62	60	61	61	182	183
France
Dunkerque smelter	100.0%	68	68	67	68	69	202	205
Iceland
ISAL (Reykjavik) smelter	100.0%	51	52	51	51	48	153	151
New Zealand
Tiwai Point smelter	79.4%	82	82	82	83	84	245	249
Norway
SØRAL (Husnes) smelter (b)	0.0%	23	8	-	-	-	69	-
Oman
Sohar smelter	20.0%	92	93	93	94	94	271	281
United Kingdom
Lochaber smelter	100.0%	10	11	12	12	12	31	35

(a) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.
(b) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,725	1,574	1,710	1,863	1,966	4,954	5,538
Weipa mine - Queensland	100.0%	6,844	6,944	6,704	6,941	7,119	19,322	20,764
Brazil
Porto Trombetas (MRN) mine	12.0%	4,177	4,633	3,651	3,723	4,351	11,743	11,726
Guinea
Sangaredi mine (a)	23.0%	4,043	3,823	3,627	3,209	3,735	11,979	10,571

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		10,671	10,851	10,487	10,926	11,159	30,566	32,572
Share of third party bauxite shipments ('000 tonnes)		6,523	6,502	6,372	6,848	6,773	16,755	19,993
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		127	123	129	124	115	385	369
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,083	2,061	2,341	1,776	2,036	6,497	6,153
Clermont Coal mine (b)	0.0%
Queensland
Thermal coal ('000 tonnes)		-	-	-	-	-	4,832	-
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,557	1,853	1,450	1,645	1,740	4,639	4,835
Thermal coal ('000 tonnes)		856	639	884	733	773	1,665	2,390
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		365	550	574	976	731	1,385	2,281
Thermal coal ('000 tonnes)		3,415	2,844	2,730	1,974	2,406	9,080	7,109
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		621	149	1,017	940	536	2,014	2,493
Thermal coal ('000 tonnes)		56	311	118	178	109	253	405
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		496	333	485	263	396	1,620	1,144
Thermal coal ('000 tonnes)		780	200	551	809	854	2,041	2,214
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		80	170	287	170	201	763	659
Thermal coal ('000 tonnes)		1,598	2,073	1,478	1,499	1,740	4,729	4,717
Total hard coking coal production ('000 tonnes)		2,178	2,002	2,467	2,585	2,277	6,653	7,328
Total semi-soft coking coal production ('000 tonnes)		942	1,052	1,347	1,408	1,329	3,768	4,084
Total thermal coal production ('000 tonnes)		8,787	8,129	8,101	6,968	7,918	29,098	22,988
Total coal production ('000 tonnes)		11,906	11,183	11,915	10,961	11,524	39,519	34,400

Total coal sales ('000 tonnes)		11,409	12,395	11,926	11,016	11,455	38,992	34,397
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,563	1,978	1,925	2,405	1,722	5,705	6,052
Share of semi-soft coal sales ('000 tonnes) (d)		790	812	929	963	932	2,413	2,825
Share of thermal coal sales ('000 tonnes) (d)		4,972	5,183	4,781	3,913	4,689	16,246	13,383

(a) On 30 September 2015, Rio Tinto announced that it had reached a binding agreement for the sale of its interest in the Bengalla Joint Venture.
(b) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.
(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	0.0%
Hard coking coal production ('000 tonnes)		236	26	-	-	-	615	-
Thermal coal production ('000 tonnes)		216	23	-	-	-	570	-
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		20,652	18,354	21,382	22,909	22,820	63,140	67,111
Average copper grade (%)		1.20	1.45	1.49	1.32	1.00	1.22	1.27
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		205.5	215.7	270.6	249.6	169.7	636.7	690.0
Contained gold ('000 ounces)		22	13	21	26	24	77	71
Contained silver ('000 ounces)		1,159	958	1,355	1,314	1,181	3,924	3,850
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		75.3	80.5	83.5	78.5	76.5	204.7	238.5
Refined production from leach plants:
Copper cathode production ('000 tonnes)		69.3	75.0	77.3	88.8	71.5	226.6	237.6
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		12,488	11,512	14,123	16,095	16,399	32,473	46,617
Average mill head grades:
Copper (%)		0.88	0.79	0.57	0.67	0.67	0.78	0.64
Gold (g/t)		1.28	1.14	0.68	0.86	0.77	0.94	0.77
Silver (g/t)		3.90	3.37	2.13	2.44	2.21	3.48	2.27
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		97.7	82.3	72.2	96.5	95.8	224.0	264.5
Gold in concentrates ('000 ounces)		439	366	262	371	321	801	955
Silver in concentrates ('000 ounces)		913	771	558	759	649	1,970	1,966
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		120.0	83.9	70.4	88.8	94.6	224.9	253.7
Gold in concentrates ('000 ounces)		505	366	260	346	320	804	926
Silver in concentrates ('000 ounces)		889	623	435	558	512	1,589	1,505

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2015 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 3Q 2015 until the release of its 2015 third-quarter results on 22 October 2015.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.0	0.0	0.0	0.0	0.4	0.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		12,184	6,404	9,819	8,208	8,581	34,579	26,607
Average ore grade:
Copper (%)		0.49	0.37	0.31	0.25	0.30	0.59	0.29
Gold (g/t)		0.33	0.26	0.21	0.17	0.17	0.30	0.18
Silver (g/t)		3.01	2.22	2.22	1.99	2.07	2.95	2.10
Molybdenum (%)		0.069	0.060	0.041	0.046	0.035	0.048	0.041
Copper concentrates produced ('000 tonnes)		193	82	133	84	116	717	334
Average concentrate grade (% Cu)		27.2	24.8	19.9	20.6	18.9	25.6	19.7
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		52.8	20.5	26.6	17.4	22.2	183.8	66.3
Gold ('000 ounces)		87	33	45	29	31	227	105
Silver ('000 ounces)		970	356	486	310	362	2,578	1,158
Molybdenum concentrates produced ('000 tonnes):		10.5	4.9	5.2	5.0	3.4	17.0	13.7
Molybdenum in concentrates ('000 tonnes)		5.6	2.6	2.7	2.6	1.8	8.9	7.0
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		205	122	148	99	113	787	360
Copper anodes produced ('000 tonnes) (a)		50.2	24.9	35.1	19.1	17.1	179.3	71.3
Production of refined metal:
Copper ('000 tonnes)		62.7	18.3	45.0	33.2	14.3	185.9	92.5
Gold ('000 ounces) (b)		79.3	51.1	62.2	51.6	34.1	201.1	148.0
Silver ('000 ounces) (b)		759	636	698	501	296	2,175	1,495
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		7,029	7,505	7,512	9,025	8,632	20,367	25,168
Average mill head grades:
Copper (%)		0.59	0.74	0.52	0.69	0.75	0.55	0.66
Gold (g/t)		0.80	1.46	0.48	1.09	0.56	0.64	0.73
Silver (g/t)		1.64	1.65	1.16	1.46	1.90	1.58	1.52
Copper concentrates produced ('000 tonnes)		134.1	186.7	130.9	215.5	210.3	377.0	556.7
Average concentrate grade (% Cu)		27.3	26.9	25.7	25.6	26.6	26.0	26.0
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		36.6	50.3	33.6	55.3	56.0	98.2	144.9
Gold in concentrates ('000 ounces)		132.0	278.2	85.6	238.1	122.6	310.6	446.4
Silver in concentrates ('000 ounces)		216	286	184	297	388	608	869
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		53.6	67.6	42.1	46.3	58.2	118.3	146.5
Gold in concentrates ('000 ounces)		144	263	200	177	200	298	577
Silver in concentrates ('000 ounces)		323	383	219	245	334	710	798
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		876	688	1,178	1,199	1,339	2,311	3,716
AK1 diamonds produced ('000 carats)		2,455	1,813	3,217	3,374	3,514	7,375	10,105
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		560	512	476	565	478	1,765	1,519
Diamonds recovered ('000 carats)		1,673	1,545	1,498	2,141	1,269	5,688	4,908
Murowa Diamonds (a)	0.0%
Zimbabwe
Ore processed ('000 tonnes)		153	160	117	95	-	430	212
Diamonds recovered ('000 carats)		116	130	51	48	-	312	99
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	41,837	45,239	42,177	45,807	50,113	117,924	138,097
Hamersley - Channar	60.0%	2,938	2,502	2,145	2,792	3,019	8,411	7,955
Hope Downs	50.0%	11,292	11,677	11,358	10,518	11,179	31,038	33,055
Robe River - Pannawonica (Mesas J and A)	53.0%	9,144	8,677	7,585	8,306	8,529	25,858	24,420
Robe River - West Angelas	53.0%	7,657	7,198	7,810	7,797	8,485	22,066	24,092
Total production ('000 tonnes)		72,868	75,292	71,075	75,221	81,325	205,298	227,621
Breakdown of total production:
Pilbara Blend Lump		19,416	20,298	20,231	21,990	24,306	55,135	66,527
Pilbara Blend Fines		30,711	31,213	30,641	31,007	34,672	83,903	96,320
Robe Valley Lump		3,051	3,002	2,796	2,907	2,840	8,580	8,543
Robe Valley Fines		6,093	5,675	4,789	5,399	5,690	17,278	15,878
Yandicoogina Fines (HIY)		13,597	15,105	12,618	13,918	13,818	40,402	40,353
Breakdown of total sales:
Pilbara Blend Lump		17,378	17,295	16,832	18,635	21,147	48,594	56,615
Pilbara Blend Fines		33,380	37,370	32,904	36,841	41,695	94,071	111,440
Robe Valley Lump		2,651	2,708	2,373	2,491	2,651	7,680	7,515
Robe Valley Fines		6,124	6,514	4,845	5,277	6,124	17,802	16,246
Yandicoogina Fines (HIY)		14,198	14,628	12,336	14,004	13,934	41,642	40,274
Total sales ('000 tonnes) (b)		73,731	78,515	69,290	77,248	85,552	209,790	232,090

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,593	1,439	1,370	2,120	2,039	4,588	5,529
Pellets ('000 tonnes)		2,322	2,388	2,223	2,336	2,703	6,360	7,261
Sales:
Concentrates ('000 tonnes)		2,288	1,246	711	1,894	3,150	4,825	5,755
Pellets ('000 tonnes)		1,996	2,402	2,490	2,288	2,644	5,802	7,423
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		76,784	79,119	74,667	79,676	86,067	216,246	240,410
Iron Ore Sales ('000 tonnes)		78,014	82,163	72,491	81,430	91,346	220,417	245,268
Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 MTHS 2014	9 MTHS 2015

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,293	2,709	2,074	1,745	1,874	7,229	5,694

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		365	316	322	301	243	1,127	866
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,247	1,322	1,078	861	1,008	1,247	2,946
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		896	902	397	791	552	2,500	1,740

Rio Tinto percentage interest shown above is at 30 September 2015. The data represent full production and sales on a 100% basis unless otherwise stated.